Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524 Katja Buller Ph: 41 41 392 1792	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Oscar Velastegui Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

CHMP ISSUES POSITIVE OPINION FOR TYSABRI® AS A TREATMENT FOR RELAPSING-REMITTING MULTIPLE SCLEROSIS

Cambridge, MA and Dublin, Ireland - April 28, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), issued a positive opinion recommending marketing authorization for TYSABRI® (natalizumab) as a treatment for relapsing-remitting multiple sclerosis (MS) to delay the progression of disability and reduce the frequency of relapses. The Committee recommended that TYSABRI be used as single disease modifying therapy either in patients with highly active relapsing-remitting MS who have failed to respond to treatment with a beta-interferon, or in patients who have rapidly evolving severe relapsing-remitting MS.

In making its recommendation, the CHMP reviewed available data from the development of TYSABRI, including data from the Phase III AFFIRM monotherapy trial, the Phase III SENTINEL trial in which TYSABRI was added to AVONEX® (Interferon beta-1a); and a comprehensive safety analysis, which included the assessments for cases of progressive multifocal leukoencephalopathy (PML). The CHMP also reviewed a Risk Management plan to assess and minimize risks, including PML and other serious opportunistic infections.

The CHMP’s positive recommendation for TYSABRI will be considered for final marketing approval by the European Commission. Final approval customarily follows the CHMP’s recommendation, which the companies anticipate will be this summer. The European Commission is the final decision-making body for all centrally-reviewed medicinal products that are to be introduced in the EU market.

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About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the potential therapeutic uses and regulatory path forward of TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may unable to adequately address concerns or questions raised by FDA or European regulatory authorities during the regulatory review process, that concerns may arise from additional data or analysis, or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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